EXHIBIT 12

Crown Cork & Seal Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES

	Twelve months ended 12/31/2001	Twelve months ended 12/31/2000	Twelve months ended 12/31/1999	Twelve months ended 12/31/1998	Twelve months ended 12/31/1997

Computation of Earnings:

Income/(loss) before income taxes and cumulative

effect of a change in accounting	($444)	($217)	$309	$180	$457

Adjustments to income:

Add: Distributed income from less than
50% owned companies	2	4	4	7	2

Add: Portion of rent expense representative
of interest expense (1)	11	12	10	6	7

Add: Interest incurred net of amounts
capitalized	455	393	367	408	379

Add: Amortization of interest previously
capitalized	1	(1)	(1)	1	3

Add: Amortization of debt issue costs	2	3	6	2	2

Earnings	$27	$194	$695	$604	$850

Computation of Fixed Charges:

Interest incurred	$456	$394	$368	$414	$385

Amortization of debt issue costs	2	3	6	2	2

Portion of rental expense representative
of interest (1)	11	12	10	6	7

Total fixed charges	469	409	384	422	394

Preferred stock dividend requirements		3	23	29	35

Combined fixed charges and preferred stock dividends	$469	$412	$407	$451	$429

Ratio of earnings to fixed charges (2)	(3)	(3)	1.8 X	1.4 X	2.2 X

Ratio of earnings to combined fixed charges
and preferred stock dividends (2)	(3)	(3)	1.7 X	1.3 X	2.0 X

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)

After charges in millions for (i) restructuring of $48, $52, $(7), $179 and $67 for 2001, 2000, 1999, 1998 and 1997, respectively, (ii) asbestos of $51, $255, $163 and $125 for 2001, 2000, 1999 and 1998, respectively and (iii) asset impairments of $215 and $26 for 2001 and 2000, respectively.

(3)	Earnings did not cover fixed charges by $442 in 2001 and $218 for 2000.